                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark one)
[x]   Annual report pursuant to Section 15(d) of the Securities
      Exchange Act of 1934
      (No fee required)

      For the fiscal year ended December 31, 2000

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
      (No fee required)

     For the transition period from _________________ to _________________.

                        Commission file number: 1-12991

  BancorpSouth, Inc. 401(k) Amended and Restated Salary Deferral-Profit Sharing
                         Employee Stock Ownership Plan
              (Full title of the plan and the address of the plan,
               if different from that of the issuer listed below)

                               BancorpSouth, Inc.
                              One Mississippi Plaza
                            Tupelo, Mississippi 38804
                   (Name of the issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                              REQUIRED INFORMATION

                                                                         Page
                                                                         ----
Report of Independent Auditors.....................................         3

Statements of Net Assets Available for Benefits....................         4

Statements of Changes in Net Assets Available for Plan Benefits....         5

Notes to Financial Statements......................................         6

Item 27a - Schedule of Assets Held for Investment Purposes.........        11

Item 27d - Schedule of Reportable Transactions.....................        12

EXHIBIT 23 - Accountants' Consent

                         Report of Independent Auditors

The Employee Compensation and Fringe Benefit Committee
BancorpSouth, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral - Profit Sharing Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of BancorpSouth, Inc. Amended and Restated Salary Deferral - Profit Sharing Employee Ownership Plan at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ KPMG LLP


June 18, 2001

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999

                                                                           December 31,
                                                                --------------------------------
                                                                    2000                 1999
                                                                -----------          -----------
Investments, at fair value:
  Investment in mutual funds:
    Montag and Caldwell Growth Fund ..................          $11,438,615          $10,604,667
    Fidelity Institutional Short Intermediate
      Government Fund ................................              422,886              378,524
    Vanguard Bond Index ..............................            3,453,453            3,027,557
    Vanguard Intermediate Term Treasury ..............              443,089              377,772
  Common stock of BancorpSouth, Inc. .................           62,055,986           78,686,636
  U.S. Government and agency obligations .............            2,146,501            2,111,382
  Participant Loans ..................................               87,652               92,770
                                                                -----------          -----------
                                                                 80,048,182           95,279,308

Transfer receivable (note 5) .........................           16,352,064            1,994,527
Accrued interest and dividends receivable ............              728,971              649,638
Cash in interest-bearing deposit accounts and money
  market accounts ....................................            1,599,476              897,130
                                                                -----------          -----------

        Net assets available for plan benefits .......          $98,728,693          $98,820,603
                                                                ===========          ===========

See accompanying notes to financial statements.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                  Years Ended December 31, 2000, 1999 and 1998

                                                       2000                   1999                    1998
                                                   ------------           ------------           -------------
Investment income:
  Net depreciation) in fair value of
    investments (note 4) ................          $(22,795,579)          $ (4,368,662)          $ (24,301,416)
  Interest ..............................               148,002                132,622                  93,187
  Dividends .............................             4,459,331              3,047,001               2,339,333
                                                   ------------           ------------           -------------

        Total investment loss ...........           (18,188,246)            (1,189,039)            (21,868,896)

Assets of merged plans (note 5) .........            16,352,064              8,339,225                      --

Contributions
  Employer ..............................             3,490,888              2,556,055               1,925,292
  Employee - salary deferral ............             4,463,083              4,012,577               2,862,527
  Rollover (note 6) .....................                    --                 35,633                      --
                                                   ------------           ------------           -------------

        Total contributions .............             7,953,971              6,604,265               4,787,819
                                                   ------------           ------------           -------------

Benefits paid to participants ...........             6,209,699              3,889,295               6,691,642
                                                   ------------           ------------           -------------

        Net (decrease) increase .........               (91,910)             9,865,156             (23,772,719)

Net assets available for plan benefits
  Beginning of year .....................            98,820,603             88,955,447             112,728,166
                                                   ------------           ------------           -------------

  End of year ...........................          $ 98,728,693           $ 98,820,603           $  88,955,447
                                                   ============           ============           =============

See accompanying notes to financial statements.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)      Description of Plan

         The following description of the BancorpSouth, Inc. Amended and Restated Salary Deferral - Profit Sharing Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      General

                  The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution plan covering substantially all full-time employees who have one year of service and who have attained age eighteen. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

         (b)      Contributions

                  Plan participants contribute to the Plan by electing to defer one percent or more of their current compensation, in whole percentages, up to the maximum allowable by law. The Company matches amounts contributed by the participants to the Plan up to five percent of annual compensation.

         (c)      Investment Programs

                  The investment programs of the Plan are as follows:

                           Fund A - Consists of shares of common stock of the
                                    Company and participant loans.

                           Fund B - A fixed income fund investing in Treasury
                                    notes, certificates of deposit and other interest-bearing securities.

                           Fund C - A balanced fund investing in common stock of
                                    corporations not affiliated with the
                                    Company, government bonds and mutual funds.

                           Fund D - A short-term money market fund.

                           Fund E - An equity fund investing in corporations not
                                    affiliated with the Company.

                  The first five percent of compensation contributed by participants and all Company contributions are invested in common stock of the Company. Any participant contribution in excess of five percent of compensation may be invested in the common stock of the Company or in any of the other four types of investment funds.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

         (d)      Administration

                  The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee is responsible for general administration of the Plan and interpretation and execution of the Plan's provisions.

         (e)      Participants' Accounts

                  Two separate accounts are maintained for each participant. All amounts contributed by the participant together with earnings thereon, and other adjustments are maintained in an "employee deferral account." Matching amounts contributed by the Company are maintained in a separate "employer contribution account" together with similar adjustments.

         (f)      Vesting

                  Both employee and employer contributions and the earnings there on are 100% vested and non-forfeitable at all times.

         (g)      Payment of Benefits

                  Upon termination of service, death or permanent disability, a participant may elect to receive either a lump-sum amount equal to the value of his account, or monthly installments over a 5 to 15-year period. The monthly benefits cannot be paid over a period longer than a participant's life expectancy or for more than 5 years following his death. For distributions from Fund A, the employee may elect to receive stock of the Company or a cash amount equal to the fair value of the stock.

         (h)      Plan Termination

                  Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         (i)      Expenses

                  Administrative expenses of the Plan were paid directly by BancorpSouth, Inc. (the Plan Sponsor).

(2)      Summary of Accounting Policies

         (a)      Basis of Presentation

                  The financial statements of the Plan are prepared under the accrual method of accounting.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

         (b)      Investments

                  Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                  If available, quoted market prices are used to value investments. If no quoted market prices are available, estimates are used. When estimates are used, many factors, including current yields on similar securities, market factors affecting the salability of particular assets, and general economic conditions are considered. Participant loans are recorded at their outstanding loan balance, which approximates fair value.

         (c)      Payment of Benefits

                  Benefits are recorded when paid.

         (d)      Income Taxes

                  The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code. A favorable determination letter, dated August 12, 1985, was received from the Internal Revenue Service. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Amounts contributed by the Company are not taxed to the employee until a distribution from the Plan is received.

         (e)      Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)      Accounting Change

         During 1999, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters, which eliminates the disclosure of investment fund option information. The adoption of the Statement of Position did not have an effect on the net assets of the Plan, and the provisions of the Statement have been retroactively applied.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(4)      Investments

         The Plan's investments, including investments bought, sold, and held during the year appreciated (depreciated) in fair value during the years ended December 31, 2000, 1999 and 1998, respectively, as follows:

                                                                 2000                   1999                 1998
                                                             ------------           -----------          ------------
         Net appreciation (depreciation) in fair
         value:
         Common trust and mutual funds                       $ (2,016,852)          $ 1,071,437          $  1,486,228
         Common stock of BancorpSouth, Inc.                   (20,864,219)           (5,348,553)          (25,784,562)
         U.S. Government and agency
         obligations                                               85,492               (91,546)               (3,082)
                                                             ------------           -----------          ------------
         Net depreciation in fair value                      $(22,795,579)          $(4,368,662)         $(24,301,416)
                                                             ============           ===========          ============

         Dividend income earned from the investment in stock of BancorpSouth, Inc., a related party, was $2,549,957, $2,307,868 and $1,952,306 in
         2000, 1999 and 1998, respectively.

(5)      Plan Mergers

         During 2000, the Plan merged with two employee benefit plans of the former First United Bancshares, Inc., a company merged into the Plan Sponsor during 2000. The physical transfer of the assets of the merged plans was not complete as of December 31, 2000, and therefore a transfer receivable is recorded on the Statement of Net Assets Available for Plan Benefits as of December 31, 2000.

         During 1999, the plan assets of six employee benefit plans belonging to four corporations which had previously merged with and into the Company, were merged into the Plan.

         On October 30, 1998, Alabama Bancorp, Inc. was merged with and into the Company. The plan merger was completed in August 1999, with plan assets of the former Alabama Bancorp Savings and Profit Sharing Plan being merged into the Plan.

         Merchants Capital Corporation was merged with and into the Company on December 4, 1998. The plan merger was completed in August 1999, with plan assets of the former Merchants Bank Employee Profit Sharing Plan, Merchants Bank 401(k) Plan, and Merchants Bank Employee Stock Ownership Stock Bonus Plan being merged into the Plan.

         On December 31, 1998, The First Corporation was merged with and into the Company. The plan merger was completed in December 1999, with plan assets of the former First Corporation Employee Stock Ownership Plan with 401(k) Provisions being merged into the Plan.

         HomeBanc Corporation was merged with and into the Company on December 31, 1998. The plan merger was completed effective December 31, 1999, with plan assets of the former HomeBanc Corporation Employees Profit Sharing plan being merged into the Plan.

                      BANCORPSOUTH, INC. SALARY DEFERRAL -
                    PROFIT SHARING EMPLOYEE STOCK OPTION PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(6)      Rollover

         On June 30, 1999, Stewart Sneed Hewes, Inc. and subsidiaries were merged with and into BancorpSouth Insurance Services of Mississippi, a subsidiary of the Company. Participants in the Stewart Sneed Hewes, Inc. Employees Retirement Plan had the option of transferring their individual accounts into the Plan. In November 1999, individual accounts totaling $35,633 were transferred into the Plan.

(7)      Reconciliation between Financial Statement Amounts and Form 5500

         The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

                                                                             December 31,
                                                                   --------------------------------
                                                                       2000                 1999
                                                                   -----------          -----------
         Net assets available for benefits per the
           financial statements .........................          $98,728,693          $98,820,603
         Amounts allocated to withdrawing
           participants .................................            1,503,793              987,544
                                                                   -----------          -----------
         Net assets available for benefits as filed in
           Form 5500 ....................................          $97,224,900          $97,833,059
                                                                   -----------          -----------

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                2000                 1999                   1998
                                                            -----------           -----------           -----------
         Benefits paid to participants per the
           financial statements ..................          $ 6,209,699           $ 3,889,295           $ 6,691,642
         Add: Amounts allocated to withdrawing
           participants at December 31, 2000,
           1999 and 1998 .........................            1,503,793               987,544             1,013,865
         Less: Amounts allocated to withdrawing
           participants at December 31, 1999,
           1998 and 1987 .........................             (987,544)           (1,013,865)           (4,542,590)
                                                            -----------           -----------           -----------

         Benefits paid to participants per the
           Form 5500 .............................          $ 6,725,948           $ 3,862,974           $ 3,162,917
                                                            ===========           ===========           ===========

            BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
                  PROFIT SHARING EMPLOYEE STOCK OWNERSHIP PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes
                         Investment at End of Plan Year

                                December 31, 2000

                                                                                              Par/Number of
             Issuer                                       Description                             Shares         Coupon
-----------------------------------          ------------------------------------------       -------------      ------
BancorpSouth, Inc.*                          Common Stock                                        5,054,529          --
Participant Loans                            Loans                                                                6.40-
                                                                                                                 11.00
U.S. Government Agency                       Federal Home Loan Bank Note                           250,000        7.75
U.S. Government Agency                       Federal Home Loan Bank Note                           250,000        6.03
U.S. Government Agency                       Federal Home Loan Bank Note                           250,000        5.75
U.S. Government Agency                       Federal Home Loan Bank Note                           250,000        6.50
U.S. Government Agency                       Federal Home Loan Mortgage Corp.                      250,000        6.44
U.S. Government Agency                       Federal Home Loan Mortgage Corp.                      250,000        6.02
U.S. Government Agency                       Federal Home Loan Mortgage Corp.                      250,000        6.51
U.S. Government Agency                       Federal National Mortgage Association Note            150,000        5.00
U.S. Government Agency                       Federal National Mortgage Association Note            250,000        6.05
Montag & Caldwell Growth Fund                Mutual Fund                                           296,749
Montag & Caldwell Growth Fund                Mutual Fund                                           108,014
Fidelity Institutional Short
  Intermediate Government Fund               Mutual Fund                                            45,717
Vanguard Bond Index                          Mutual Fund                                           346,732
Vanguard Intermediate Term Treasury          Mutual Fund                                            40,838





             Issuer                           Maturity                Cost            Fair Value
-----------------------------------       ------------------      -----------        -----------
BancorpSouth, Inc.*                                  --           $49,783,553        $62,055,986
Participant Loans                         March 1, 2001-
                                          October 10, 2005             87,652             87,652
U.S. Government Agency                    June 27, 2007               250,013            260,625
U.S. Government Agency                    September 24, 2004          250,002            248,202
U.S. Government Agency                    May 7, 2004                 250,011            247,577
U.S. Government Agency                    June 29, 2004               249,375            249,845
U.S. Government Agency                    April 8, 2006               250,515            248,515
U.S. Government Agency                    April 26,2004               249,765            248,595
U.S. Government Agency                    June 7, 2006                247,281            248,827
U.S. Government Agency                    November 5, 2003            150,004            147,107
U.S. Government Agency                    April 24, 2006              249,390            247,208
Montag & Caldwell Growth Fund                                       7,430,967          8,386,136
Montag & Caldwell Growth Fund                                       2,166,097          3,052,479
Fidelity Institutional Short                                          425,018            422,886
  Intermediate Government Fund
Vanguard Bond Index                                                 3,400,142          3,453,453
Vanguard Intermediate Term Treasury                                   425,018            443,089
                                                                  -----------        -----------
                                                                  $65,864,803        $80,248,182
                                                                  ===========        ===========

* Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors' report.

            BANCORPSOUTH, INC. AMENDED AND RESTATED SALARY DEFERRAL -
               PROFIT SHARING EMPLOYEE STOCK OPTION OWNERSHIP PLAN

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 2000

                                                                    Total
                                                   Number of       purchase              Selling                 Gain
        Description of security                  transactions     price/cost              price                 (loss)
        -----------------------                  ------------     -----------          -----------          -------------
Purchases:
  Common stock of BancorpSouth, Inc.*                 24          $ 5,551,392          $        --          $          --
  U.S. Government and Agency Obligations             417           12,811,239                   --                     --

Sales:
  U.S. Government                                    220          $12,423,257          $12,423,257          $          --

* Both BancorpSouth, Inc. and BancorpSouth Bank are parties-in-interest to the Plan.

See accompanying independent auditors' report.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     BANCORPSOUTH, INC.
                                     AMENDED AND RESTATED SALARY DEFERRAL-PROFIT
                                     SHARING EMPLOYEE STOCK OWNERSHIP PLAN



June 29, 2001                        By: BANCORPSOUTH BANK, as Trustee



                                     By:  /s/ William Malone
                                        --------------------------------------
                                        William Malone, First Vice President
                                        and Trust Officer

                                  EXHIBIT INDEX

23       Consent of KPMG LLP, Independent Auditors